

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: Liberator, Inc.**
> **Registration Statement on Form 10**
> **Response letter dated December 14, 2009**
> **File No. 000-53514**

Dear Mr. Friedman:

We have limited our review of your response letter to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please tell us when you will file your Form 10-K that was the subject of the Form 12b-25 that you filed on September 28, 2009. See Question 151.01 in the Exchange Act Rules Compliance and Disclosure Interpretations available on the Commission's web site at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

2. Refer to prior comment 1. Please ensure that you provide the required acknowledgements in a form that clarifies which entity is signing the acknowledgements. It appears that the entity that filed the Form 10 merged with another entity; ensure that the entity that provides the required acknowledgements is an entity that exists at the time that it provides the acknowledgements.

Louis S. Friedman
Liberator, Inc.
January 12, 2010
Page 2

3.   Given the nature of prior comments 2 through 9, it is unclear how the filings
        mentioned in your responses cause the comments to be inapplicable, as you state
        in each response. For example, given that prior comment 5 relates to the filing
        obligations of your affiliates pursuant to Section 16 of the Exchange Act
        following effectiveness of the registration statement on Form 10, it is unclear how
        the filings mentioned in your response address whether your affiliates complied
        with those obligations or whether those affiliates engaged in any transactions
        reportable under Section 16. Similarly, prior comments 2 and 3 relate to what
        disclosure, if any, is required in the registration statement regarding the One Up
        transaction. It is unclear how the disclosure in the Form 8-K or the Form 15 you
        mention addresses those concerns. Therefore, we reissue prior comments 2
        through 9.

                              * * * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Geoffrey D. Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Gregg Jaclin, Esq.